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January 31, 2011	Writer’s Direct Contact
212.468.8088
Nevans@mofo.com

Perry Hindin

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Schedule 14D-9 filed January 14, 2011 by Sonic Solutions regarding the tender offer by Rovi Corporation

Dear Mr. Hindin:

On behalf of our client, Sonic Solutions (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Solicitation Statement”). Below, we provide a response to the comment raised by the staff (the “Staff”) in its comment letter dated January 25, 2011. Below we have noted the comment from the Staff in bold face type and the response in regular type. Page number references are to Amendment No. 1, which is enclosed herewith.

Prospective Financial Information, page 35

1. This section includes non-GAAP financial measures. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

We acknowledge this comment and have revised “Prospective Financial Information,” commencing on page 5 of Amendment No. 1.

* * * * *

In responding to your comments, the Company acknowledges that:

Perry Hindin

January 31, 2011

Page Two

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Perry Hindin

January 31, 2011

Page Three

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 468-8088.

Sincerely,

Nilene R. Evans

cc:	Paul F. Norris
Stephen Yu